Exhibit 99.1

ScoutCam Inc. Closes Investment Round and Raises $948,400 at a Valuation of approximately $14.5 Million

OMER, Israel, March 6, 2020 - Medigus Ltd. (NASDAQ:MDGS) (TASE:MDGS), a technology company developing minimally invasive tools and an innovator in direct visualization technology, today announced that on March 3, 2020, ScoutCam Inc. (OTC: SCTC) consummated an investment agreement for a total of $948,400 with certain investors. This investment reflects a post-investment valuation of approximately $14,500,000. Following the closing of the investment, Medigus will hold approximately 56% in ScoutCam.

According to the agreement, ScoutCam will issue of US$948,400 worth of units at a purchase price of $0.968 per unit, and each unit will consist of a combination of shares of common stock and warrants to purchase shares of common stock. In connection with the investment, ScoutCam issued to the participating investors 1,959,504 shares of common stock and a total of 2,939,258 warrants to purchase shares of common stock.

The shares of common stock and warrants were issued to the investors pursuant to Regulation S of the Securities Act of 1933, as amended.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Contact (for media only)

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com